Apiva Ventures Limited

Request for Interim Financial Statements

In accordance with National Instrument 54-102, Interim Financial Statement and Report Exemption, and/or 51-102 Continuous Disclosure Obligations,, (the “Instruments”), and pursuant to the British Columbia Securities Act and Rules:

Any shareholder of an issuer’s securities may elect annually to have his or her name added to the issuer’s supplemental mailing list in order to receive quarterly reports and the related Management Discussion & Analysis (“MD&A”) for the issuer’s first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter; while only beneficial shareholders entitled to receive an issuer’s audited financial statements, pursuant to the Instruments, will receive a quarterly report for an issuer’s fourth fiscal quarter.

               If you wish your name to be added to the Company's Supplemental Mailing List for the aforesaid purposes, please complete, sign and return this form via mail or fax to the Company at:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

NAME: (please print)

ADDRESS:

POSTAL CODE:

I confirm that I am the REGISTERED or BENEFICIAL owner of ________________________________ shares of the Corporation
                                                                                                                             (Common)

SIGNATURE OF
SHAREHOLDER: _______________________________________________________   DATE: _____________________________

CUSIP:	03760D 10 5

SCRIP COMPANY CODE:	APVLF.OB